# SEC Schedule 13D/A (Amendment No. 32) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PURPLE INNOVATION, INC, CIK 0001643953
CUSIP: 74640Y106
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 4100 N. Chapel Ridge Road, Suite 200, Lehi, Utah (UT), 84043
Date of event which requires filing of this statement: 05/02/2025
Filed by CIK 0001409751
Persons authorized to receive notices and communications: Christopher Shackelton, 105 Rowayton Avenue, Rowayton, Connecticut (CT), 06853, (203) 883-0100; Debevoise & Plimpton LLP, Attention: William D. Regner, Esq., 66 Hudson Boulevard, New York, New York (NY), 10001, (212) 909-6000

## Reporting persons
- Coliseum Capital Management, LLC (CIK 0001409751): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 61,131,909; sole dispositive power 0; shared dispositive power 61,131,909; aggregate amount beneficially owned 61,131,909 (49.9% of the class)
  Comment: (1) Consists of (a) 46,855,291 shares of Class A common stock, par value $0.0001 per share (the "Class A Stock"), of the Issuer and (b) 14,276,618 shares of Class A Stock that could currently be acquired upon exercise of Warrants (as defined below). Does not include 11,952,890 additional shares of Class A Stock that could be acquired upon exercise of the Warrants due to the Beneficial Ownership Cap (as defined below). Calculated based upon 108,221,494 shares of Class A Stock outstanding as of May 2, 2025, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 6, 2025.
- Coliseum Capital, LLC (CIK 0001409585): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 50,028,160; sole dispositive power 0; shared dispositive power 50,028,160; aggregate amount beneficially owned 50,028,160 (41.7% of the class); the aggregate amount excludes certain shares
  Comment: (1) Consists of (a) 38,326,014 shares of Class A Stock of the Issuer and (b) 11,702,146 shares of Class A Stock that could currently be acquired upon exercise of Warrants. Does not include 9,797,450 additional shares of Class A Stock that could be acquired upon exercise of the Warrants due to the Beneficial Ownership Cap. Calculated based upon 108,221,494 shares of Class A Stock outstanding as of May 2, 2025, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 6, 2025.
- Coliseum Capital Partners, L.P. (CIK 0001356974): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 46,894,711; sole dispositive power 0; shared dispositive power 46,894,711; aggregate amount beneficially owned 46,894,711 (39.1% of the class); the aggregate amount excludes certain shares
  Comment: (1) Consists of (a) 35,192,565 shares of Class A Stock of the Issuer and (b) 11,702,146 shares of Class A Stock that could currently be acquired upon exercise of Warrants. Does not include 9,797,450 additional shares of Class A Stock that could be acquired upon exercise of the Warrants due to the Beneficial Ownership Cap. Calculated based upon 108,221,494 shares of Class A Stock outstanding as of May 2, 2025, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 6, 2025.
- Coliseum Capital Co-Invest III, L.P. (CIK 0001807345): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 3,133,449; sole dispositive power 0; shared dispositive power 3,133,449; aggregate amount beneficially owned 3,133,449 (2.9% of the class); the aggregate amount excludes certain shares
  Comment: (1) Calculated based upon 108,221,494 shares of Class A Stock outstanding as of May 2, 2025, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 6, 2025.
- Adam Gray (CIK 0001454123): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 61,131,909; sole dispositive power 0; shared dispositive power 61,131,909; aggregate amount beneficially owned 61,131,909 (49.9% of the class)
  Comment: (1) Consists of (a) 46,855,291 shares of Class A Stock of the Issuer and (b) 14,276,618 shares of Class A Stock that could currently be acquired upon exercise of Warrants. Does not include 11,952,890 additional shares of Class A Stock that could be acquired upon exercise of the Warrants due to the Beneficial Ownership Cap. Calculated based upon 108,221,494 shares of Class A Stock outstanding as of May 2, 2025, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 6, 2025.
- Christopher Shackelton (CIK 0001430708): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 61,131,909; sole dispositive power 0; shared dispositive power 61,131,909; aggregate amount beneficially owned 61,131,909 (49.9% of the class)
  Comment: (1) Consists of (a) 46,855,291 shares of Class A Stock of the Issuer and (b) 14,276,618 shares of Class A Stock that could currently be acquired upon exercise of Warrants. Does not include 11,952,890 additional shares of Class A Stock that could be acquired upon exercise of the Warrants due to the Beneficial Ownership Cap. Calculated based upon 108,221,494 shares of Class A Stock outstanding as of May 2, 2025, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 6, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: PURPLE INNOVATION, INC
Address of issuer's principal executive offices: 4100 N. Chapel Ridge Road, Suite 200, Lehi, Utah (UT), 84043
Comment:
Explanatory Note: This Amendment No. 32 (this "Amendment") to the Schedule 13D (the "Initial 13D"), filed by the Reporting Persons with the Securities and Exchange Commission (the "SEC") on February 12, 2018 and as amended and supplemented by Amendment No. 1 to the Initial 13D filed on May 23, 2018, Amendment No. 2 to the Initial 13D filed on June 12, 2018, Amendment No. 3 to the Initial 13D filed on March 1, 2019, Amendment No. 4 to the Initial 13D filed on November 19, 2019, Amendment No. 5 to the Initial 13D filed on May 22, 2020, Amendment No. 6 to the Initial 13D filed on July 8, 2020, Amendment No. 7 to the Initial 13D filed on August 24, 2020, Amendment No. 8 to the Initial 13D filed on September 14, 2020, Amendment No. 9 to the Initial 13D filed on November 23, 2020, Amendment No. 10 to the Initial 13D filed on November 24, 2020, Amendment No. 11 to the Initial 13D filed on March 9, 2021, Amendment No. 12 to the Initial 13D filed on May 25, 2021, Amendment No. 13 to the Initial 13D filed on December 20, 2021, Amendment No. 14 to the Initial 13D filed on December 22, 2021, Amendment No. 15 to the Initial 13D filed on December 29, 2021, Amendment No. 16 to the Initial 13D filed on March 7, 2022, Amendment No. 17 to the Initial 13D filed on March 8, 2022, Amendment No. 18 to the Initial 13D filed on March 29, 2022, Amendment No. 19 to the Initial 13D filed on May 16, 2022, Amendment No. 20 to the Initial 13D filed on May 18, 2022, Amendment No. 21 to the Initial 13D filed on May 20, 2022, Amendment No. 22 to the Initial 13D filed on May 24, 2022, Amendment No. 23 to the Initial 13D filed on September 19, 2022, Amendment No. 24 to the Initial 13D filed on January 17, 2023, Amendment No. 25 to the Initial 13D filed on February 13, 2023, Amendment No. 26 to the Initial 13D filed on February 14, 2023, Amendment No. 27 to the Initial 13D filed on February 21, 2023, Amendment 28 to the Initial 13D filed on April 13, 2023, Amendment 29 to the Initial 13D filed on April 21, 2023, Amendment 30 to the Initial 13D filed on January 23, 2024, and Amendment 31 to the Initial 13D filed on March 12, 2025, amends and supplements certain of the items set forth therein.

The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Initial 13D, as amended.

## Item 2. Identity and Background
Name of person filing:
As used in this Amendment, the term "Reporting Persons" collectively refers to:

- Coliseum Capital Management, LLC, a Delaware limited liability company ("CCM");
- Coliseum Capital, LLC, a Delaware limited liability company ("CC");
- Coliseum Capital Partners, L.P., a Delaware limited partnership ("CCP");
- Coliseum Capital Co-Invest III, L.P., a Delaware limited partnership ("CCC III");
- Adam Gray ("Gray"), a director of the Issuer; and
- Christopher Shackelton ("Shackelton").
Residence or business address: 105 Rowayton Avenue, Rowayton, CT 06853
Present principal occupation or employment: CCM is the investment adviser to CCP and CCC III, which are investment limited partnerships. CC is the General Partner of CCP and CCC III. Gray and Shackelton are the managers of CC and CCM.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The citizenship or place of organization for each of the Reporting Persons is listed in Row 6 of the cover pages hereto.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and supplemented as follows:

The source and amount of funds used in acquiring the Incremental Warrants (as defined below) by the Reporting Persons and a separate account investment advisory client of CCM (the "Separate Account") were as follows:

Purchaser Source of Funds Amount
CCP Working Capital $ N/A (1)
Separate Account Working Capital $ N/A (2)

(1) Pursuant to the terms of the Credit Agreement Amendment (as defined below), under which CCP agreed to make a loan of $16,393,442.63 to Purple LLC, CCP received Incremental Warrants to acquire 5,374,899 shares of Class A Stock.

(2) Pursuant to the terms of the Credit Agreement Amendment, under which the Separate Account agreed to make a loan of $3,606,557.37 to Purple LLC, the Separate Account received Incremental Warrants to acquire 1,182,478 shares of Class A Stock.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:

Amended and Restated Credit Agreement and Incremental Warrants

On May 2, 2025, the Issuer and certain of its subsidiaries (collectively, the "Loan Parties") entered into an amendment (the "Credit Agreement Amendment") to the Amended and Restated Credit Agreement, dated as of January 23, 2024, as amended by the First Amendment to Amended and Restated Credit Agreement, dated as of March 12, 2025 (the "Amended and Restated Credit Agreement"), with the Second Amendment Term Loan Lenders (as defined in the Credit Agreement Amendment) which amends the Amended and Restated Credit Agreement. The Credit Agreement Amendment, among other things, provides for an increase in the principal amount of the senior secured term loan facility by $20.0 million (the "Incremental Loan") from an initial aggregate principal amount of up to $80.0 million (the "Existing Loan") to an initial aggregate principal amount of up to $100.0 million (the "Loan"), and allows the Loan Parties to request one or more additional term loans in an initial aggregate principal amount not to exceed $20.0 million on terms to be agreed to by the parties and subject to the approval of the Required Lenders (as defined in the Amended and Restated Credit Agreement). The Incremental Loan will bear interest at the same rate as the Existing Loan, which may be paid in cash or in kind at the Company's option. In addition, the Company paid (i) an amendment fee equal to 0.25% of the outstanding principal and accrued and unpaid interest under the Existing Loan, paid in kind to the Second Amendment Term Loan Lenders, (ii) a work fee equal to 0.1% of the outstanding principal and accrued and unpaid interest under the Existing Loan, paid in cash to the Required Lenders, (iii) a waiver fee, to induce the Required Lenders to waive certain preemptive and ROFR rights, equal to 0.15% of the outstanding principal and accrued and unpaid interest under the Existing Loan, paid in cash to the Required Lenders, and (iv) a commitment fee equal to $150,000, paid in cash to the Required Lenders.

In connection with the Credit Agreement Amendment, the Company issued to the Second Amendment Term Loan Lenders warrants (the "Incremental Warrants", and together with the warrants issued pursuant to the Amended and Restated Credit Agreement, the "Warrants") to purchase 6,557,377 shares of the Company's Class A Stock at a price of $1.50 per share, subject to certain adjustments, of which Incremental Warrants to acquire 5,374,899 shares of Class A Stock were issued to CCP and Incremental Warrants to acquire 1,182,478 shares of Class A Stock were issued to the Separate Account.

An Incremental Warrant may be exercised for cash or on a cashless basis, pursuant to the terms of the Incremental Warrant, subject to a contractual limitation that a holder of the Incremental Warrants will not have the right to exercise its Incremental Warrants, to the extent that after giving effect to such exercise, the holder (together with its affiliates) would beneficially own in excess of 49.9% of the shares of Class A Stock outstanding immediately after giving effect to such exercise (the "Beneficial Ownership Cap"). The Incremental Warrants will expire on March 12, 2035, at 5:00 p.m., New York time, or earlier upon redemption.

After giving effect to the closing of the transactions contemplated by the Credit Agreement Amendment, CCM and its affiliates own 46,855,291 shares of Class A Stock and Warrants to acquire an aggregate of 26,229,508 shares of Class A Stock, subject to the Beneficial Ownership Cap, which reduces the aggregate number of shares of Class A Stock currently issuable upon exercise of the Warrants held by CCP and the Separate Account to 14,276,618.

The foregoing summary of the Credit Agreement Amendment and the Incremental Warrants does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Credit Agreement Amendment and the form of Incremental Warrant, respectively, which are filed as Exhibits 99.1 and 99.2, respectively, to this Amendment and are incorporated by reference herein.

Registration Rights Agreement

In connection with the Credit Agreement Amendment, on May 2, 2025, the Issuer entered into a Third Amended and Restated Registration Rights Agreement (the "Registration Rights Agreement") with CCP, the Separate Account and CCC III (collectively, the "Holders") which amended and restated the Second Amended and Restated Registration Rights Agreement, dated as of March 12, 2025, and provided for the registration under the Securities Act of 1933, as amended (the "Securities Act"), of the Warrants, the shares of Class A Stock issuable upon the exercise of the Warrants and the shares of Class A Stock held by the Holders as of such date (the "Registrable Securities"), subject to customary terms and conditions.

The Registration Rights Agreement entitles the Holders to demand registration of the Registrable Securities and also to piggyback on the registration of Issuer securities by the Issuer and other Issuer securityholders. The Issuer will be responsible for the payment of the Holders' expenses in connection with any offering or sale of Registrable Securities by the Holders, including underwriting discounts or selling commissions, placement agent or broker fees or similar discounts, commissions or fees relating to the sale of certain Registrable Securities. The Registration Rights Agreement provides that, on or prior to May 30, 2025, or July 16, 2025 if Form S-3 is not then available to the Issuer, the Issuer will be required to prepare and file with the SEC pursuant to Rule 415 of the Securities Act a registration statement to register the resale of the Registrable Securities.

The foregoing summary of the Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Registration Rights Agreement, which is filed as Exhibit 99.3 to this Amendment and is incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information relating to the beneficial ownership of Class A Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 108,221,494 shares of Class A Stock outstanding as of May 2, 2025, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 6, 2025, and the number of shares of Class A Stock currently issuable upon exercise of the Warrants, subject to the Beneficial Ownership Cap, with respect to each Reporting Person as set forth in the footnote to the applicable cover page. The percentages set forth in Row 13 for all cover pages filed herewith do not reflect the conversion to Class A Stock of any of the 164,982 shares of the Issuer's Class B common stock, par value $0.0001 per share, outstanding as of May 2, 2025, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 6, 2025, none of which are held by any of the Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose: The information relating to the beneficial ownership of Class A Stock by each of the Reporting Persons set forth in Rows 7 through 10 of the cover pages hereto is incorporated by reference herein.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 is hereby amended and supplemented to incorporate by reference the information set forth in Item 4 above.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby supplemented as follows:

Exhibit
No. Description

99.1 Second Amendment to Amended and Restated Credit Agreement, dated May 2, 2025, by and among the Issuer, Purple LLC, Intellibed, LLC, CCP, the Separate Account and CSC
Delaware Trust Company, as Administrative Agent (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange
Commission on May 6, 2025)

99.2 Form of Warrant (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 6, 2025)

99.3 Third Amended and Restated Registration Rights Agreement, dated May 2, 2025, by and among the Issuer, CCP, the Separate Account, and CCC III (incorporated by reference to
Exhibit 10.3 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 6, 2025)

## Signatures
- Coliseum Capital Management, LLC: /s/ Chivonne Cassar, Attorney-in-fact (05/06/2025)
- Coliseum Capital, LLC: /s/ Chivonne Cassar, Attorney-in-fact (05/06/2025)
- Coliseum Capital Partners, L.P.: /s/ Chivonne Cassar, Attorney-in-fact (05/06/2025)
- Coliseum Capital Co-Invest III, L.P.: /s/ Chivonne Cassar, Attorney-in-fact (05/06/2025)
- Adam Gray: /s/ Chivonne Cassar, Attorney-in-fact (05/06/2025)
- Christopher Shackelton: /s/ Chivonne Cassar, Attorney-in-fact (05/06/2025)